      As filed with the Securities and Exchange Commission on May 2, 2002
                                                     Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                 -------------

                                   Form S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 -------------

                                 The Gap, Inc.
            (Exact Name of Registrant as Specified in Its Charter)

                                 -------------

           Delaware                         5651                   94-1697231
(State or Other Jurisdiction of (Primary Standard Industrial    (I.R.S. Employer
Incorporation or Organization)  Classification Code Number)  Identification Number)

      Two Folsom Street, San Francisco, California 94105, (650) 952-4400 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                 -------------

                             Lauri Shanahan, Esq.
                   Senior Vice President and General Counsel
                                 The Gap, Inc.
      Two Folsom Street, San Francisco, California 94105, (650) 952-4400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                 -------------

                                   COPY TO:
                             Peter Lillevand, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                       Old Federal Reserve Bank Building
      400 Sansome Street, San Francisco, California 94111, (415) 392-1122

                                 -------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or reinvestment plans, please check the following box: [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                 -------------

                        CALCULATION OF REGISTRATION FEE

================================================================================

                                                               Proposed        Proposed
                                                 Amount        Maximum          Maximum       Amount of
     Title of Each Class of Securities           to be      Offering Price     Aggregate     Registration
              to be Registered                 Registered      Per Note    Offering Price(1)    Fee(2)
---------------------------------------------------------------------------------------------------------
5.75% Senior Convertible Notes due 2009..... $1,380,000,000      100%       $1,380,000,000     $126,960
---------------------------------------------------------------------------------------------------------
Common Stock, par value $0.05 per share..... 85,607,940(3)       (4)             (4)             (4)
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2)The registration fee for the securities offered hereby has been calculated at the statutory rate of 0.000092 of the proposed maximum aggregate offering price.
(3)The number of shares of common stock registered hereunder is based upon the number of shares that are issuable upon conversion of the notes at the conversion price of $16.12 per share. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(4)No additional consideration will be received in connection with the exercise of the conversion privilege. Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable on conversion of the notes.

                                 -------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject To Completion, Dated May 2, 2002

PROSPECTUS

                                $1,380,000,000


[LOGO] Gap Inc.

                  5.75% Senior Convertible Notes due 2009 and
                  85,607,940 Shares of Common Stock Issuable
                         upon Conversion of the Notes

                                 -------------

   This prospectus relates to the offer and sale from time to time by the selling security holders named herein, including their respective transferors, donees, pledgees or successors, of up to $1,380,000,000 principal amount of our 5.75% Senior Convertible Notes due 2009 and the shares of our common stock issuable upon conversion of the notes.

   The prices at which the selling security holders may sell the notes and the shares will be determined by prevailing market prices or through privately-negotiated transactions. We will not receive any proceeds from the sale of any of the notes or the shares. We have agreed to bear the expenses of registering the notes and shares covered by this prospectus under federal and state securities laws.

   The notes and shares are being registered to permit the selling security holders to sell the notes and the shares from time to time in the public market. The selling security holders may sell the notes and shares through ordinary brokerage transactions or through any other means described in the section titled "Plan of Distribution." We do not know when or in what amount the selling security holders may offer notes and shares for sale. The selling security holders may sell any, all or none of the notes and shares offered by this prospectus.

   Interest on the notes is payable on March 15 and September 15 of each year, beginning on September 15, 2002. The notes will mature on March 15, 2009. We may redeem some or all of the notes at any time after March 20, 2005. The redemption prices are described under the caption "Description of Notes--Optional Redemption."

   The notes are convertible by holders into shares of our common stock at a conversion price of $16.12 per share (subject to adjustment in certain events) at any time, unless we previously have redeemed or repurchased the notes or unless the notes previously have matured. Our common stock is listed on the New York Stock Exchange under the symbol "GPS." The last reported price of our common stock on May 1, 2002 was $14.40 per share.


   The notes are unsecured obligations and rank equally with all of our other unsecured senior indebtedness. Under certain circumstances, holders of the notes have the right to require us to repurchase the notes at a price equal to 100% of the principal amount, plus accrued interest and liquidated damages, if any.
                                 -------------

    Investing in the notes involves risks. See "Risk Factors" beginning on page
5.

   Neither the Securities and Exchange Commission, any state securities commission nor any other U.S. regulatory authority, has approved or disapproved the securities nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 -------------

                   The date of this prospectus is       , 2002

   You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 -------------

                               TABLE OF CONTENTS

                                                                  Page
                                                                  ----
          Forward-Looking Statements.............................  ii
          Additional Information.................................  ii
          Prospectus Summary.....................................   1
          Risk Factors...........................................   5
          Use of Proceeds........................................   9
          Ratio of Earnings to Fixed Charges.....................   9
          Common Stock and Dividend Data.........................  10
          Description of Notes...................................  11
          Description of Common Stock............................  27
          Certain United States Federal Income Tax Considerations  30
          Selling Security Holders...............................  36
          Plan of Distribution...................................  43
          Validity of the Securities.............................  45
          Experts................................................  45

                                 -------------

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the information incorporated herein by reference contain certain forward-looking statements which reflect our current view with respect to future events and financial performance. Whenever used, the words "expect," "plan," "anticipate," "believe," "may" and similar expressions identify forward-looking statements.

   Any such forward-looking statements are subject to risks and uncertainties and our future results of operations could differ materially from historical results or current expectations. Some of these risks are discussed below under the caption "Risk Factors" and in Item 1 of our Annual Report on Form 10-K, which is incorporated herein by reference, and include, without limitation, ongoing competitive pressures in the apparel industry, risks associated with challenging domestic and international retail environments, changes in the level of consumer spending or preferences in apparel, trade restrictions and political or financial instability in countries where our goods are manufactured and/or other factors that may be described herein or in our filings with the Securities and Exchange Commission (the "SEC"). Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict.

   We assume no obligation to publicly update or revise our forward- looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                            ADDITIONAL INFORMATION

   We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Reports, proxy material and other information about us can also be inspected at the offices of the New York and Pacific Stock Exchanges.

   The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") until this offering is completed:

    (a)Our Annual Report on Form 10-K for the fiscal year ended February 2,
       2002;

    (b)Our Current Reports on Form 8-K filed February 27, 2002, February 28, 2002, March 7, 2002, March 11, 2002 and March 22, 2002; and

    (c)The description of our common stock contained in our Registration Statement on Form 8-B filed under the Exchange Act.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            The Gap, Inc.
                            Two Folsom Street
                            San Francisco, CA 94105
                            Attention: Investor Relations
                            Telephone: 1-800-GAP-NEWS.

                              PROSPECTUS SUMMARY

   All references to "Gap," "we," "us," or "our" in this prospectus mean The Gap, Inc. and its subsidiaries. The following summary contains basic information about this offering. It likely does not contain all of the information that is important to you. You should read the entire prospectus and the documents to which we have referred you before making an investment decision.

                                  Our Company

   We are a global specialty retailer operating stores selling casual apparel, personal care and other accessories for men, women and children under the Gap, Banana Republic and Old Navy brands. We operate stores in the United States, Canada, the United Kingdom, France, Germany and Japan.

   We design virtually all of our products, which in turn are manufactured by independent sources, and sell them under our brands in the following store formats:

      Gap. Founded in 1969, Gap stores offer extensive selections of classically-styled, high quality, casual apparel at moderate price points. Products range from wardrobe basics, such as denim, khakis and T-shirts, to fashion apparel, accessories and personal care products for men and women aged teen through adult. We entered the children's apparel market with the introduction of GapKids in 1986 and babyGap in 1989. These stores offer casual basics, outerwear, shoes and other accessories in the tradition of Gap style and quality for children aged newborn through teen. We launched GapBody in 1998 offering men's and women's underwear, sleepwear and personal care products. As of March 2, 2002, we operated 2,926 Gap brand store concepts at 1,851 locations in the United States, Canada, the United Kingdom, France, Germany, and Japan. Store concepts are any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold even when residing within a single physical location.

      Banana Republic. Acquired in 1983 with two stores, Banana Republic now offers sophisticated, fashionable collections of dress-casual and tailored clothing and accessories for men and women at higher price points than Gap. Banana Republic products range from clothing, including intimate apparel, to personal care products and home products. As of March 2, 2002, we operated 442 Banana Republic stores in the United States and Canada.

      Old Navy. We launched Old Navy in 1994 to address the market for value-priced family apparel. Old Navy offers broad selections of apparel, shoes and accessories for adults, children and infants as well as other items, including personal care products, in an innovative, exciting shopping environment. As of March 2, 2002, we operated 808 Old Navy stores in the United States and Canada.

   As of March 2, 2002, we operated a total of 4,176 store concepts at 3,101 locations. For more information on the number of store concepts by brand and country, see Part II, Item 7 of our Annual Report on Form 10-K, which is incorporated herein by reference.

   We established Gap Online, a web-based store located at www.gap.com, in 1997. GapKids and babyGap web-based stores, located at www.gapkids.com and www.babygap.com, were established in 1998. Products comparable to those carried in Gap, GapKids and babyGap stores can be purchased on-line. In addition, a line of maternity apparel is available at Gap Online. Banana Republic introduced a catalog format in 1998 and Banana Republic Online, a web-based store located at www.bananarepublic.com, in 1999. Both of the new Banana Republic formats offer clothing and accessories comparable to those carried in the store collections. In 1999, we established Old Navy Online, a promotional website located at www.oldnavy.com, and began operating Old Navy Online as a web-based store in 2000. Our online and catalog businesses are offered as an extension of our store experience and are intended to strengthen our relationship with our customers.

   Our executive offices are located at Two Folsom Street, San Francisco, California 94105, and our telephone number is (650) 952-4400.

                              Recent Developments

   On April 11, 2002, we reported sales of $1.21 billion for the five-week period ended April 6, 2002, compared with sales of $1.24 billion for the same period ended April 7, 2001, which represents a 2% decrease. Our comparable store sales for March 2002 were down 12%, compared to an 8% decrease in March 2001.

   On March 7, 2002, we reported sales of $720 million for the four-week period ended March 2, 2002, compared with sales of $784 million for the same period ended March 3, 2001, which represents an 8% decrease. Our comparable store sales for February 2002 were down 17%, compared to a 11% decrease in February 2001.

                                 The Offering

Issuer......................  The Gap, Inc., a Delaware corporation.

Securities Covered by this
  Prospectus................  $1,380,000,000 aggregate principal amount of 5.75% Senior Convertible Notes due 2009 and the shares of common stock issuable upon conversion of such notes.

Maturity....................  March 15, 2009, unless earlier redeemed, repurchased or converted.

Interest Payment Dates......  March 15 and September 15 of each year, commencing on September 15, 2002.

Conversion Rights...........  The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events. See "Description of Notes--Conversion." The right to convert notes that have been called for redemption terminates at the close of business on the trading day immediately preceding the date of redemption.

Redemption at the Option of
  Gap.......................  On or after March 20, 2005, at any time or from time to time, the notes may be redeemed at our option, in whole or in part, on not less than 20 nor more than 60 days' prior written notice to the holders by first class mail, in cash at the redemption prices set forth herein, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. See "Description of Notes--Optional Redemption."

Mandatory Redemption........  None.

Repurchase at the Option of
  Holders...................  Upon a designated event (a change of control or a termination of trading (each as defined herein)), holders of the notes have the right, subject to certain restrictions and conditions, to require us to purchase all or any part of their notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of the purchase. See "Description of Notes--Repurchase at Option of Holders Upon a Designated Event" and "Risk Factors--We may be unable to repay or repurchase the notes."

Ranking.....................  The notes are senior unsecured obligations of ours and rank equally with all of our existing and future senior unsecured indebtedness. However, the notes are effectively subordinated to all existing and future obligations of our subsidiaries, and to our new 2-year secured credit facility. As of February 2, 2002, the indebtedness and other liabilities of our subsidiaries that would effectively have been senior to the notes were approximately $266 million.

Events of Default...........  The following are events of default under the indenture for the notes:

                               . we fail to pay principal or premium, if any, on any note when due;

                               .  we fail to pay interest or liquidated
                                  damages, if any, on any note when due and that default continues for 30 days;

                               . we fail to comply with or observe any other covenant or warranty in the indenture or in the notes and that failure continues for 60 days after written notice as provided in the indenture;

                               . we fail to pay any designated event payment when due;

                               .  we fail to provide timely notice of a
                                  designated event;

                               . we or any of our material subsidiaries fail to pay when due, either at its maturity or upon acceleration thereof, any indebtedness for money borrowed equal to $35 million or more and such failure is not cured, or the acceleration is not rescinded or annulled, within 30 days after written notice as provided in the indenture;

                               . we or any of our material subsidiaries fail to pay final, non-appealable judgments of U.S. federal or state courts aggregating in excess of $50 million or more within 60 days after their entry; or

                               .  events of bankruptcy, insolvency or
                                  reorganization. See "Description of
                                  Notes--Events of Default and Remedies."

Use of Proceeds.............  We will not receive any of the proceeds of sales of any of the securities covered by this prospectus by the selling security holders.

Trading.....................  The notes are eligible for trading on The
                              Portal/SM Market of the National Association of Securities Dealers, Inc. The common stock is quoted on the New York Stock Exchange and on the Pacific Exchange under the symbol "GPS." /

                                 RISK FACTORS

   You should carefully consider the risks described below before buying notes or common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the notes and our common stock could decline, and you could lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

                     Risk Factors Relating To Our Business

We must successfully gauge fashion trends and rapidly changing consumer preferences to succeed.

   Our success is largely dependent upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. The global specialty retail business fluctuates according to changes in consumer preferences dictated in part by fashion and season. To the extent we misjudge the market for our merchandise, our sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect our operating results. A disproportionate part of our product offerings may have been too fashion-forward for our broad and diverse customer base. While we believe our current strategies and initiatives appropriately address these issues, continued merchandise misjudgments could have a material adverse effect on our image with our customers and on our operating results.

   Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain key personnel in our design, merchandising and marketing staff. Competition for these personnel is intense, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods.

   Fluctuations in the global specialty retail business especially affect the inventory owned by apparel retailers, since merchandise usually must be ordered well in advance of the season and frequently before fashion trends are evidenced by customer purchases. In addition, the cyclical nature of the global specialty retail business requires us to carry a significant amount of inventory, especially prior to peak selling seasons when we build up our inventory levels. We must enter into contracts for the purchase and manufacture of apparel well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In the recent past, we did not predict our customers' preferences and acceptance levels of our fashion items with the same accuracy we had previously experienced. In addition, lead times for many of our purchases are long, which may make it more difficult for us to respond rapidly to new or changing fashion trends or consumer acceptance for our products.

Our business is highly competitive and depends on consumer spending patterns.

   The global specialty retail industry is highly competitive. We compete with national and local department stores, specialty and discount store chains, independent retail stores and internet businesses that market similar lines of merchandise. We face a variety of competitive challenges including:

    .  anticipating and quickly responding to changing consumer demands;

    . maintaining favorable brand recognition and effectively marketing our products to consumers in several diverse market segments;

    . developing innovative, high-quality products in sizes, colors and styles that appeal to consumers of varying age groups and tastes;

    . competitively pricing our products and achieving customer perception of value; and

    .  providing strong and effective marketing support.

   We have lost market share to some of our competitors in the recent past and if we do not strengthen our competitive position, we may not recover that share and could also lose additional market share in the future.

   Our business is sensitive to a number of factors that influence the levels of consumer spending, including economic conditions, such as the current recessionary environment, the levels of disposable consumer income, consumer debt, interest rates and consumer confidence. The recent and current recessionary environment has had a negative impact on our sales and has contributed to a significantly higher level of promotional sales activities, which have adversely affected our profitability. Further declines in consumer spending on apparel and accessories could have an adverse effect on our operating results.

We experience fluctuations in our comparable store sales and margins.

   Our continued success depends, in part, upon our ability to improve sales and margins at our stores. Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that they will continue to fluctuate in the future. Over the past two years, our comparable store sales have decreased each quarter, ranging from decreases of 2% in each of the first two quarters of fiscal 2000 to 17% and 16% in the final two quarters of fiscal 2001. A variety of factors affect comparable store sales, including, fashion trends, competition, current economic conditions, the timing of release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors may cause our comparable store sales results to differ materially from prior periods and from expectations. The declines we have experienced in comparable store sales have significantly contributed to a decline in our margins, which have decreased from 42% in fiscal 1999 to 37% in fiscal 2000 to 30% in fiscal 2001 (including a margin of 25% in the fourth quarter). Any failure to meet the expectations of investors, security analysts or credit rating agencies in one or more future periods could reduce the market price of our common stock and of the notes and cause our credit ratings to decline. Our ability to improve our comparable store sales results and margins depends in large part on improving our forecasting of demand and fashion trends, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse customer base and using more effective pricing strategies.

Recent changes in our credit ratings may have a negative impact on our financing costs and structure in future periods.

   On January 14, 2002, Moody's Investors Service reduced our long-term senior unsecured corporate credit ratings from Baa2 to Baa3. On February 14, 2002, Moody's reduced our long and short-term senior unsecured corporate credit ratings from Baa3 to Ba2 and from Prime-3 to Not Prime, respectively, with a negative outlook on our long-term ratings, and Standard & Poor's Rating Service reduced our long and short-term corporate credit ratings from BBB+ to BB+ and from A-2 to B, respectively, with a stable outlook on our long-term ratings. On February 27, 2002, Moody's reduced our long-term senior unsecured corporate credit ratings from Ba2 to Ba3 and stated that its outlook on our long-term ratings was stable. As a result of the recent downgrades in our long-term credit ratings, the interest rates payable by us on $700 million aggregate principal amount of our outstanding notes will increase. Any further downgrades of our long-term credit ratings by these rating agencies would result in further increases in the interest rates payable by us on $700 million of our outstanding notes. As a result of the downgrades in our short-term credit ratings, we no longer have meaningful access to the commercial paper market. In addition, we expect both the recent, and any future, lowering of the ratings on our debt to result in reduced access to the capital markets and higher interest costs on future financings.

                      Risk Factors Relating To The Notes

We increased our leverage as a result of the sale of the notes.

   In connection with the sale of the notes, we incurred $1.38 billion of indebtedness. As a result of this indebtedness, our principal and interest payment obligations have increased. The degree to which we are leveraged could adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

The notes rank below our secured debt and the liabilities of our subsidiaries.

   The notes are unsecured and subordinated in right of payment to our 2-year secured $1.4 billion credit facility (which facility may be subject to an increase) and future secured indebtedness. In the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all secured indebtedness, including the secured credit facility, has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

   Our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subject to the satisfaction of claims of the subsidiaries' creditors, including the obligations of our subsidiaries pursuant to guarantees issued in respect of indebtedness outstanding under our secured credit facility. Consequently, the notes are effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish.

   The notes are our obligations exclusively. The indenture for the notes does not limit our ability to incur indebtedness, or our ability or that of any of our presently existing or future subsidiaries, to incur other indebtedness and other liabilities. As of February 2, 2002, the indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on the balance sheet of such subsidiary in accordance with GAAP) that would effectively have been senior to the notes were approximately $266 million. We and our subsidiaries may incur additional indebtedness, including senior unsecured debt, which could adversely affect our ability to satisfy our obligations under the notes.

We may be unable to repay or repurchase the notes.

   At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, if a "designated event," as defined in the indenture, occurs, each holder of the notes may require that we repurchase all or a portion of that holder's notes. We cannot assure you that we will have sufficient funds or will be able to arrange for additional financing to pay the principal amount or repurchase price due. In that case, our failure to repay the notes at maturity or to repurchase any tendered notes would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our other debt. As a result, holders of the notes would rank equal in right of payment with holders of our other senior unsecured debt.

You may find it difficult to resell your notes.

   Since their issuance, there has not been a significant market for the notes. Although the initial purchasers advised us at the time we issued the notes that they intended to make a market in the notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot ensure that any market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially and adversely affected. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

We expect that the trading value of the notes will be significantly affected by the price of our common stock.

   The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue.

Changes in our credit rating or the credit markets could adversely affect the price of the notes.

   The selling price for the notes will be based on a number of factors, including:

    .  our rating with major credit rating agencies;

    . the prevailing interest rates being paid by other companies similar to us; and

    .  the overall condition of the financial markets.

   The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes.

   In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the specialty retail or apparel industries as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our rating could have an adverse effect on the price of the notes.

                                USE OF PROCEEDS

   We will not receive any of the proceeds of sales of any of the securities covered by this prospectus by the selling security holders.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                               Fiscal Year Ended
          -----------------------------------------------------------
          January 31, January 30, January 29, February 3, February 2,
             1998        1999        2000        2001        2002
          ----------- ----------- ----------- ----------- -----------
             4.01        4.79        5.32        3.67        1.39

   For purposes of computing the ratios of earnings to fixed charges, earnings consist of income before taxes plus fixed charges (less capitalized interest), and fixed charges consist of interest expense, capitalized interest and the portion of rental expense under operating leases representative of an interest factor.

                        COMMON STOCK AND DIVIDEND DATA

   Our common stock is listed on the New York Stock Exchange under the symbol GPS. The following table sets forth, for the periods indicated, the highest and lowest sale prices for our common stock, as reported on the New York Stock Exchange.

                                                      High   Low
                                                     ------ ------
             Fiscal 2000
                First Quarter....................... $53.75 $35.00
                Second Quarter......................  39.81  28.00
                Third Quarter.......................  38.00  18.50
                Fourth Quarter......................  34.00  21.50
             Fiscal 2001
                First Quarter.......................  31.73  22.02
                Second Quarter......................  34.98  25.38
                Third Quarter.......................  28.40  11.12
                Fourth Quarter......................  17.00  11.69
             Fiscal 2002
                First Quarter (through May 1, 2002).  15.90  11.85

   As of           , 2002, there were approximately         holders of record
of our common stock. On May 1, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $14.40.

   We paid a regular quarterly cash dividend of $0.0222 per share of common stock for each quarter of fiscal years 2000 and 2001. Our credit facility currently prevents us from increasing the amount of our quarterly cash dividend to more than $0.0222 per share of common stock.

                             DESCRIPTION OF NOTES

   The notes were issued under an indenture dated as of March 5, 2002, between us and The Bank of New York, as trustee. A copy of the indenture and the registration agreement is available upon request to us at the address indicated under "Additional Information." The following is a summary of certain provisions of the indenture and the registration agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration agreement, including the definitions of certain terms contained therein. As used in this section, the terms "we," "us" and "our" refer to The Gap, Inc., but not any of our subsidiaries, unless the context requires otherwise.

General

   The notes are senior unsecured obligations of ours and mature on March 15, 2009. The notes rank equally with all of our existing and future senior unsecured indebtedness. The notes were issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

   The notes accrue interest at a rate of 5.75% per annum from March 5, 2002, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest and liquidated damages, if any, is payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2002. Interest is paid to the person in whose name a note is registered at the close of business on the March 1 or September 1 (which we refer to as the "record dates") immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note called for redemption on a redemption date, or repurchased in connection with a designated event (as defined below) on a repurchase date, during the period from the applicable record date to (but excluding) the next succeeding interest payment date, accrued interest will be payable (unless such note or portion is converted) to the holder of the note or portion of a note redeemed or repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

   If we do not comply with certain deadlines set forth in the registration agreement with respect to the registration of the notes or the common stock issuable upon their conversion for resale pursuant to this prospectus, holders of the notes and/or the common stock issued upon their conversion will be entitled to liquidated damages as described under "--Registration Rights" below.

   Principal of, premium, if any, interest and liquidated damages, if any, on the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

   If any interest payment date, maturity date, redemption date or repurchase date falls on a day that is not a business day, the required payment of principal, premium, if any, and interest and liquidated damages, if any, will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or repurchase date, as the case may be, to the date of payment on the next succeeding business day. The term "business day" means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

   The notes are eligible for trading in the Portal Market.

Conversion

   The holders of notes are entitled at any time on or before the close of business on the last trading day prior to the maturity date, subject to prior redemption or repurchase, to convert any notes or portions thereof (in denominations of $1,000 or multiples of $1,000) into our common stock, at the conversion price of $16.12 per share of common stock, subject to adjustment as described below.

   Except as described below, no adjustment will be made on conversion of any notes for interest or liquidated damages, if any, accrued on such notes or for dividends on any common stock issued. If notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such notes must be accompanied by funds equal to the interest and liquidated damages, if any, payable on such succeeding interest payment date on the principal amount so converted.

   We are not required to issue fractional shares of common stock upon conversion of notes and, in lieu of such fractional shares, we will pay a cash adjustment based upon the market price of the common stock on the last trading day prior to the date of conversion.

   In the case of notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured. In the event any holder exercises its right to require us to repurchase notes upon a designated event, such holder's conversion right will terminate on the close of business on the designated event offer termination date (as defined in the indenture), unless we default on the payment due upon repurchase or the holder elects to withdraw the submission of election to repurchase. See "--Repurchase at Option of Holders Upon a Designated Event."

   The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to the Depository Trust Company (which we refer to as "DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

   The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

      (i) the issuance of common stock as a dividend or distribution on common stock;

      (ii)  certain subdivisions and combinations of the common stock;

      (iii) the issuance to all holders of common stock of certain rights or warrants to purchase common stock at a price per share less than the current market price (as defined in the indenture);

      (iv) the dividend or other distribution to all holders of common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash);

      (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of common stock to the extent such distributions, combined together with:

       . all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, plus

       . any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization (being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the record date for such distribution; and

      (vi) the purchase of common stock pursuant to a tender offer, other than the purchase of notes as part of a Designated Event, made by us or any of our subsidiaries to the extent that the aggregate consideration, together with

       . any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made, plus

       . the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer.

   We may, instead of making any required adjustment in the conversion price under clause (iv), (v) or (vi), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to shares of common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clauses (v) and (vi), interest accrued as a consequence of the investment of the cash amount that the holder would have been so entitled to receive in U.S. Government obligations with a maturity of not more than three months.

   In the case of

    .  any reclassification or change of our common stock, or

    . a consolidation, merger, share exchange or combination involving us or a sale, conveyance or other disposition to another corporation of our property and assets as an entirety or substantially as an entirety, in each case as a result of which holders of our common stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities, other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale, conveyance or other disposition had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale, conveyance or other disposition (assuming, in a case in which our shareholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities, other property or assets receivable in connection therewith and would have received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a designated event requiring us to offer to repurchase the notes. See "--Repurchase at Option of Holders Upon a Designated Event."

   Certain adjustments to, or failures to adjust, the conversion price of the notes may cause holders of notes or common stock to be treated for federal income tax purposes as having received a distribution taxable under federal income tax laws. See "Certain United States Federal Income Tax Considerations." We may, at our option, make such reductions in the conversion price as our board of directors deems advisable to avoid or diminish any potential income tax liability to the holders of our common stock which may result from the absence of such adjustments.

   In addition, we may from time to time (to the extent permitted by law) reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such decrease, if our board of directors has made a determination that such decrease would be in our interests, which determination shall be conclusive.

   No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Ranking

   The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. However, the notes are effectively subordinated to all existing and future obligations (including obligations to trade creditors) of our subsidiaries, and to our 2-year secured credit facility.

   As of February 2, 2002, the indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on the balance sheet of such subsidiary in accordance with GAAP) that would effectively have been senior to the notes were approximately $266 million. The indenture will not limit the amount of additional indebtedness that we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

Optional Redemption

   On or after March 20, 2005, the notes may be redeemed, at our option, in whole or from time to time in part, on not less than 20 nor more than 60 days' prior written notice to the holders by first class mail, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period beginning March 15 of each year indicated (March 20 with respect to 2005), plus accrued and unpaid interest and liquidated damages, if any, to the date fixed for redemption:

                             Year Redemption Price
                             ---- ----------------
                             2005      102.46%
                             2006      101.64%
                             2007      100.82%

and 100% on or after March 15, 2008.

Selection and Notice

   If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not so listed, on a pro rata basis, by lot or by any other method that the trustee considers fair and appropriate. The trustee may select for redemption a portion of the principal of any note that has a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The trustee will make the selection from notes outstanding and not previously called for redemption; provided that if a portion of a holder's notes are selected for partial redemption and such holder converts a portion of such notes, such converted portion will be deemed to be taken from the portion selected for redemption.

   Provisions of the indenture that apply to notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. In the event of any redemption in part, we will not be required to

    . issue or register the transfer or exchange of any note during a period of 15 days before any selection of such notes for redemption, or

    . register the transfer or exchange of any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part,

in which case we will execute and the trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

   On and after the redemption date, unless we default in the payment of the redemption price, interest and liquidated damages, if any, will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set apart for payment. In the case of notes or portions of notes redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

   The notes are not entitled to any sinking fund.

Repurchase at Option of Holders Upon a Designated Event

   Upon the occurrence of a designated event, each holder of notes has the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder's notes pursuant to the offer described below (which we refer to as the "designated event offer") at an offer price in cash equal to 100% of their aggregate principal amount, plus accrued and unpaid interest and liquidated damages, if any, on such notes to the date of purchase (which we refer to as the "designated event payment"). Within 30 days following any designated event, we will mail a notice to each holder describing the transactions that constitute the designated event and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice. We must also deliver a copy of this notice to the trustee. To exercise the purchase right, a holder of the notes must deliver, on or before the 30th day after the date of our notice, an irrevocable written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which such right is being exercised.

   We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a designated event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

   On the date specified for termination of the designated event offer, we will, to the extent lawful,

    . accept for payment all notes or portions thereof properly tendered pursuant to the designated event offer,

    . deposit with the paying agent an amount equal to the designated event payment in respect of all notes or portions thereof so tendered, and

    . deliver or cause to be delivered to the trustee the notes so accepted together with an officers' certificate stating the aggregate principal amount of notes or portions thereof being purchased by us.

   On the date specified for payment of the designated event payment (which we refer to as the "designated event payment date"), the paying agent will promptly mail to each holder of notes so accepted the designated event payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

   The foregoing provisions would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect such holders.

   The right to require us to repurchase notes as a result of a designated event could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the notes at the designated event payment date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our board of directors or is favorable to the shareholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management.

   Except as described above with respect to a designated event, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a designated event under the indenture, but that would increase the amount of our indebtedness outstanding at such time or substantially reduce or eliminate our assets.

   A "designated event" will be deemed to have occurred upon a change of control or a termination of trading.

   A "change of control" will be deemed to have occurred when:

    . any "person" (as defined in Section 13(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting stock; provided, however, that a "change of control" shall not be deemed to occur solely as the result of the acquisition by Donald G. Fisher, Doris F. Fisher, John J. Fisher, William Fisher or Robert R. Fisher (collectively, the "Fishers") and the Permitted Designees of shares representing in the aggregate more than 50% but less than 75% of the combined voting power of our then outstanding voting stock; "Permitted Designees" means (i) a spouse or a lineal descendent by blood or adoption of any of the Fishers; (ii) trusts solely for the benefit of any of the Fishers, one or more charitable foundations, institutions or entities or any of the individuals referred to in clause (i); (iii) in the event of the death of a Fisher, his or her estate, heirs, executor, administrator, committee or other personal representative; or (iv) any person so long as any of the Fishers or any of the individuals referred to in clause
       (i) are the sole beneficial owners of more than 50% of the voting power of all classes of the voting stock of such person and constitute a majority of the board of directors of such person, in the case of a corporation, or of the individuals exercising similar functions, in the case of an entity other than a corporation; or

    . we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange or we convey, sell, transfer or lease all or substantially all of our assets (other than to one or more of our wholly-owned subsidiaries), and, in the case of any such consolidation, merger or share exchange transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction, or unless such transaction is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock; or

    . we, or we and our subsidiaries taken as a whole, sell, assign, convey, transfer or lease all or substantially all of our assets, or our assets and those of our subsidiaries taken as a whole, as applicable (other than to one or more of our wholly-owned subsidiaries); or

    . any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor corporation to us).

   However, a change of control under the first two bullet points above will not be deemed to have occurred if:

    . the daily market price per share of common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the second bullet above) shall equal or exceed 105% of the conversion price of the notes in effect on the date of the change of control or the public announcement of change of control, as applicable; or

    . at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq National Market System and into which the notes may converted.

   The definition of change of control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of "all or substantially all" of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, assignment, lease, transfer or conveyance of less than all of our assets and/or those of our subsidiaries to another person or group may be uncertain.

   "Continuing directors" means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

   A "termination of trading" will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on the New York Stock Exchange or the American Stock Exchange nor approved for trading on the Nasdaq National Market.

   The terms of our existing or future indebtedness may prohibit us from purchasing any notes or may provide that a designated event, as well as certain other change of control events related to us, constitutes an event of default. In addition, such indebtedness may contain similar change in control provisions permitting such holders to accelerate or to require us to purchase such indebtedness upon the occurrence of similar events or on some specific dates. If a designated event occurs at a time when we are prohibited or prevented from purchasing notes, we could repay all such indebtedness that restricts such purchase of notes, seek the consent of our then-existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing any notes.

In such case, our failure to purchase tendered notes would constitute an event of default under the indenture, which may, in turn, constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time.

   Regardless of the terms of our then-existing indebtedness, on the occurrence of a designated event, we may not have enough funds to make the designated event payment. See "Risk Factors--We may be unable to repay or repurchase the notes."

Merger and Consolidation

   The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to another corporation, person or entity as an entirety or substantially as an entirety unless:

    . either (i) we are the continuing corporation or (ii) any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States, any State thereof or the District of Columbia and the successor or purchaser expressly assumes our obligations on the notes under a supplemental indenture in a form reasonably satisfactory to the trustee;

    . in all cases, immediately after giving effect to the transaction, no default or event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

    . if a supplemental indenture is to be executed in connection with such consolidation, merger, transfer or lease, we have delivered to the trustee an officers' certificate and an opinion of counsel stating compliance with these provisions.

   For purposes of the foregoing, the transfer (by lease, assignment, sale, conveyance or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

   Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Registration Rights

   Pursuant to a registration agreement, we have agreed for the benefit of the holders of the notes and common stock issued upon conversion thereof that we will use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until the earliest of (i) the second anniversary of the closing date or, if later, the second anniversary of the last date on which any notes are issued upon exercise of the initial purchasers' option; (ii) the date on which the notes or the common stock issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; (iii) the date as of which all the notes or the common stock issuable upon their conversion have been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); and
(iv) the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.

    A holder of notes or our common stock issuable upon conversion of such notes that sells such securities pursuant to this prospectus will be:

    . required to be named as a selling security holder in this prospectus and to deliver this prospectus to purchasers;

    . subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

    . bound by the provisions of the registration agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

   We may suspend the use of this prospectus for a period not to exceed either 30 days in any three-month period or two periods of 60 days in the aggregate during any twelve-month period (both of which we refer to as a "suspension period") under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We also agreed to pay liquidated damages to holders of the notes and shares of common stock issued upon conversion of the notes if this prospectus is unavailable for a period exceeding 90 days in the aggregate in any twelve-month period. You should refer to the registration agreement for a description of these liquidated damages.

Events of Default and Remedies

   An event of default is defined in the indenture as being:

      (i) default in payment of the principal of, or premium, if any, on, the notes;

      (ii) default for 30 days in payment of any installment of interest on or liquidated damages with respect to the notes;

      (iii) failure to comply or observe in any material respect with any other covenants or agreement in respect of the notes contained in the indenture or the notes for 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

      (iv) default in the payment of the designated event payment in respect of the notes on the date for such payment;

      (v)  failure to provide timely notice of a designated event;

      (vi) default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our material subsidiaries (or the payment of which is guaranteed by us or any of our material subsidiaries), which default

       . is caused by a failure to pay when due any principal of or interest on such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or

       . results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

   and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates to $35,000,000 or more and such payment default is not cured or such acceleration is not annulled within 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

      (vii) failure by us or any of our material subsidiaries to pay final, non-appealable judgments of U.S. federal or state courts (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $50,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry; or

      (viii) certain events involving our or any of our material subsidiaries' bankruptcy, insolvency or reorganization.

   If an event of default (other than an event of default specified in clause
(viii) above with respect to us) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by written notice to us and the trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest and liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in clause (viii) above occurs with respect to us, all unpaid principal of, and premium, if any, and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

   Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 90 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, premium, if any, interest or liquidated damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, premium, if any, interest and liquidated damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

   A holder of notes may pursue any remedy under the indenture only if:

    . the holder gives the trustee written notice of a continuing event of default on the notes;

    . the holder of at least 25% in principal amount of the notes then outstanding makes a written request to the trustee to pursue the remedy;

    . the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

    . the trustee fails to act for a period of 60 days after the receipt of notice and offer of indemnity; and

    . during that 60-day period, the holders of a majority in principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request.

   This provision, does not, however, affect the right of a holder of notes to sue for enforcement of the payment of the principal of, premium, if any, or interest or liquidated damages, if any, on the holder's note on or after the respective due dates expressed in its note or the holder's right to convert its note in accordance with the indenture.

   The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, premium, if any, or interest or liquidated damages, if any, on the notes (other than the nonpayment of principal of, premium, if any, interest and liquidated damages, if any, on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes then outstanding.

   We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Book-Entry; Delivery and Form; Global Note

   Notes were originally sold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S and were originally represented by a permanent global note in definitive, fully-registered form without interest coupons. The global note was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. The notes sold under this prospectus will be represented by a new unrestricted global note.

   Investors who are qualified institutional buyers and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in the global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

   Investors who purchase notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global note directly through Euroclear Bank S.A./ N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global note in the depositaries' names on the books of DTC.

   Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

   DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   Upon the issuance of the global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers of such beneficial interests. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

   So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

   Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

   We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest or liquidated damages, if any, in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

   Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

   Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

   Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

   Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

   We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants. These notes in definitive form will be subject to certain restrictions on registration of transfers described under "Notice to Investors," and will bear the legend set forth thereunder.

   Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

   If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers as described on any legend set forth thereunder.

Amendment, Supplement and Waiver

   Except as provided in the two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes).

   Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

    . reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

    . reduce the principal of, or premium on, or change the fixed maturity of any note or, other than as set forth in the paragraph below, alter the provisions with respect to the redemption or repurchase of the notes;

    . reduce the rate of or change the time for payment of interest, including defaulted interest and liquidated damages, if any, on any notes;

    . waive a default or event of default in the payment of principal of, or premium, if any, interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration);

    . make any note payable in money other than that stated in the indenture and the notes;

    . make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, premium, if any, interest or liquidated damages, if any, on the notes;

    .  waive a redemption or designated event payment with respect to any note;

    . increase the conversion price or, except as permitted by the indenture, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

    . make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

   Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to

    . cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

    . provide for uncertificated notes in addition to or in place of certificated notes;

    . provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under "--Merger and Consolidation";

    . provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

    .  reduce the conversion price;

    . evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

    . make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

    . comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939; or

    . to modify the restrictions on, and procedures for, resale and other transfers of shares pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally.

Satisfaction and Discharge

   We may discharge our obligations under the indenture while notes remain outstanding if

    . all outstanding notes will become due and payable at their scheduled maturity within one year, or

    .  all outstanding notes are scheduled for redemption within one year and, in either case, we have

    . deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption, and

    .  paid all other sums then payable by us under the indenture.

Governing Law

   The indenture provides that the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Form, Exchange, Registration and Transfer

   We issued the notes in registered form, without interest coupons. We will not charge a service fee for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

   The notes are exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations, in accordance with the indenture. Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

   We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any such security registrar acts. We are required to maintain an office or agency for transfer and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

   The registered holder of a note will be treated as the owner of it for all purposes.

Reports

   Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the SEC and furnish to the trustee all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

The Trustee

   The Bank of New York is the trustee, security registrar, paying agent and conversion agent.

   The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

   The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. The Bank of New York is currently serving as the trustee under other indentures governing our debt issuances. The Bank of New York has in the past engaged, and may in the future engage, in commercial banking transactions with us. Pursuant to the Trust Indenture Act of 1939, upon the occurrence of a default with respect to the notes, The Bank of New York may be deemed to have a conflicting interest by virtue of its lending and other business relationships with us. In that event, The Bank of New York would be required to resign as trustee or eliminate the conflicting interest.

No Recourse Against Others

   None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

                          DESCRIPTION OF COMMON STOCK

   As of March 15, 2002, our authorized capital stock consisted of 2,300,000,000 shares of common stock, $0.05 par value, of which 866,759,250 shares were issued and outstanding, 60,000,000 shares of Class B common stock, $0.05 par value, of which no shares were issued and outstanding, and 30,000,000 shares of preferred stock, $0.05 par value, of which no shares were issued and outstanding. The following description of our common stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws and by the provisions of applicable Delaware law.

Common Stock Voting, Dividend and Other Rights

   Holders of common stock are entitled to one vote per share with respect to each matter submitted to a vote of our stockholders, including the election of directors, subject to voting rights that may be established for shares of preferred stock. In comparison, holders of any outstanding shares of Class B stock are entitled to six votes per share. Shares of common stock generally vote together with any outstanding shares of Class B stock as a single class. However, approval by the majority of outstanding shares of common stock and Class B stock, each voting separately as a class, is required to effect any amendments to our certificate of incorporation or to effect any additional issuances of Class B stock after its initial issuance. Furthermore, in the election of directors, holders of common stock, voting separately as a class, are entitled to elect 25 percent of our directors, while the remaining 75 percent of our directors are elected by holders of common stock and Class B stock voting together as a class.

   Holders of common stock do not have the right to cumulate votes in the election of directors and have no preemptive or subscription rights. Shares of common stock are neither redeemable nor convertible, and there are no sinking fund provisions relating to these shares.

   Subject to the prior rights of any outstanding shares of preferred stock, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors, provided that if any cash dividend is paid on the common stock, a cash dividend will also be paid on any outstanding Class B stock in an amount equal to 90% of the amount of the common stock dividend. Subject to any rights of holders of any outstanding preferred stock, all holders of common stock and Class B stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company.

   The outstanding shares of common stock are, and any shares of common stock to be issued upon conversion of the notes will be, fully paid and nonassessable. Additional shares of common stock may be issued, as authorized by our board of directors from time to time, without stockholder approval (except any stockholder approval required by the New York Stock Exchange or the Pacific Exchange).

Anti-Takeover Effects of our Certificate and Delaware Law

   Some provisions of Delaware law and our certificate of incorporation could make the acquisition of control of us by means of a tender offer, open market purchases, proxy fight or otherwise more difficult.

  Business Combinations with Interested Stockholders

   Our certificate of incorporation provides that business combinations with interested stockholders will require the supermajority vote of two-thirds of the voting power of all classes of our voting stock, voting together as a single class, to approve such transaction. When voting with respect to approving such business combinations, each share of Class B stock is entitled to only two votes per share.

   An "interested stockholder" is defined in our certificate of incorporation as a person (other than our subsidiaries) who or which:

       . is the beneficial owner of more than five percent of the voting power of (a) all outstanding shares of common stock, (b) all outstanding shares of Class B stock, or (c) all outstanding shares with voting rights;

       . is our affiliate and at any time within the two-year period before the date in question owned or was the beneficial owner of more than five percent of the voting power of (a) all outstanding shares of common stock, (b) all outstanding shares of Class B stock, or (c) all outstanding shares with voting rights; or

       . is an assignee of or has otherwise succeeded to (by means other than through a public offering), any shares of our stock with voting rights which were owned by an interested stockholder at any time in the preceding two years.

   A "business combination" is defined in our certificate of incorporation to mean:

       . a merger or consolidation of us or any of our subsidiaries with an interested stockholder;

       . a merger or consolidation of us or any of our subsidiaries with another corporation which, after such merger or consolidation, would be an affiliate of an interested stockholder;

       . a sale, lease, exchange, mortgage, pledge, transfer or other disposition of our property or the property of any of our subsidiaries representing five percent or more of our overall book value to an interested stockholder or an affiliate thereof, or the issuance or transfer by us to an interested stockholder or an affiliate thereof of our securities, or the securities of any of our subsidiaries, in exchange for cash, securities or other property having such fair market value; or

       . any recapitalization or reclassification of our securities, or any merger or consolidation, that has the effect of increasing the voting power of an interested stockholder.

   A business combination will not need to receive the supermajority vote outlined above if it meets one of the following tests:

       . the business combination is approved by a majority of the members of the board of directors who are not affiliated with the interested stockholder and who were board members prior to the interested stockholder becoming an interested stockholder or who were recommended by a majority of such board members; or

       . the consideration to be paid by the interested stockholder in the business combination meets various tests designed to ensure that the form and amount of consideration to be paid by the interested stockholder is fair to the other stockholders.

   The business combination provisions outlined above may have the effect of discouraging anyone from attempting to acquire control of us and thereby of deterring open market purchases of our common stock.

  Effects of Disproportionate Voting Rights

   As noted earlier, our certificate of incorporation provides for disproportionate voting rights between our common stock and any outstanding Class B stock. These disproportionate voting rights may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if these actions were favored by our stockholders other than the holders of any outstanding Class B stock. Accordingly, such disproportionate voting rights may deprive holders of our common stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at a premium price.

  Section 203 of the Delaware General Corporation Law

   Section 203 of the General Corporation Law of the State of Delaware applies to us. Under certain circumstances, Section 203 would limit the ability of an interested stockholder to effect various business combinations with us for a three-year period following the time that such stockholder became an interested stockholder. An "interested stockholder" includes any holder of 15% or more of the outstanding voting stock.

   An interested stockholder may engage in a business combination transaction with us within the three-year period only if:

       . our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

       . upon consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of our voting stock (excluding shares owned by officers, directors or certain employee stock purchase plans); or

       . our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

Limitations on Directors' Liability

   Our certificate of incorporation eliminates the personal liability of a director to us and our stockholders for certain breaches of his or her fiduciary duty as a director to the fullest extent permitted under the General Corporation Law of the State of Delaware.

   This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from certain breaches of their fiduciary duty, including grossly negligent business decisions made in connection with takeover proposals for us, and limits our ability or the ability of one of our stockholders to prosecute an action against a director for a breach of fiduciary duty.

Indemnification of Officers and Directors

   Our bylaws provide that we will indemnify any of our officers or directors to the fullest extent permitted by the General Corporation Law of the State of Delaware against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which any such person may be involved by reason of the fact that he or she is or was our director or officer. In addition, the board of directors, in its discretion, may indemnify any other person, other than a director or officer, by reason of the fact that such person is or was our employee or agent. We carry insurance policies in standard form indemnifying our directors and officers against liabilities arising from certain acts performed by them in their capacities as our directors and officers. These policies also indemnify us for any sums we may be required or permitted to pay by law to our directors and officers as indemnification for expenses they may have incurred.

Transfer Agent and Registrar

   Wells Fargo Bank Minnesota, NA, Shareowner Services is the transfer agent and registrar of our common stock.

Exchange Listings

   Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "GPS."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted, but does not propose to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary deals only with beneficial owners that will beneficially own notes and common stock as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, persons that will hold notes or common stock as a "hedge," "straddle," "conversion transaction," "synthetic security" or other integrated transaction for United States federal income tax purposes, persons whose functional currency is not the U.S. dollar, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. Gap has not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

   INVESTORS CONSIDERING THE PURCHASE OF NOTES OR STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

   For purposes of this discussion, "U.S. Holder" means a beneficial owner of notes or common stock that is a citizen or resident of the United States, a partnership, corporation or other entity created or organized in the United States or any State thereof (including the District of Columbia), an estate the income of which is subject to United States federal income tax regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. Holder. The term "non-U.S. Holder" refers to any beneficial owner of notes or common stock that is not a U.S. Holder.

Adjustment to Conversion Price

   The conversion price of the notes is subject to adjustment in certain circumstances. See "Description of Notes--Conversion." Under Section 305(c) the Code and the applicable Treasury regulations, adjustments that have the effect of increasing or decreasing the proportionate interest of holders of the notes in assets or earnings of Gap may in some circumstances give rise to deemed distributions to holders of notes or common stock. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or other event increasing or decreasing the proportionate interest of shareholders of outstanding common stock can in some circumstances give rise to deemed distributions to holders of notes or common stock. In such a case, holders may recognize income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax. Adjustments to the conversion price, however, made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of such securities, generally will not be considered to result in a deemed distribution. Holders of the notes or common stock are advised to consult with their tax advisors with respect to the potential tax consequences of such constructive distributions.

   Under certain circumstances, Gap may, instead of making adjustments in the conversion price of the notes, make provision such that holders of notes will participate in distributions with respect to the common stock upon a later conversion of the notes. See "Description of the Notes--Conversion." It is likely that such provision will be taxable to the holders of notes at the time of the distribution to the holders of the common stock, though there is a possibility that it will instead be taxable at the time of the conversion of the notes. Holders of notes are advised to consult with their tax advisors with respect to the potential tax consequences of such events.

Taxation of U.S. Holders

  Interest

   Interest on the notes generally will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's usual method of accounting for U.S. federal income tax purposes.

   A registration default will cause additional amounts to accrue on the notes in the nature of interest in the manner described under "Description of Notes--Registration Rights." Gap believes, and the remainder of this discussion assumes, that the likelihood that such additional amounts become due on the notes, as of the date the notes are issued, is remote and does not intend to treat the possibility of payment of such additional amounts as affecting the timing or amount of interest on the notes. Gap's determination that there is a remote likelihood of paying additional amounts on the notes is binding on each U.S Holder unless the holder explicitly discloses that its determination is different from Gap's determination. Gap's determination is not, however, binding on the IRS. Accordingly, it is possible that the IRS may take a different position which if sustained could affect the timing or amount of the U.S. Holder's income with respect to the notes. In addition, in the event that we are required to pay such additional amounts on the notes, a U.S. Holder would be required to recognize additional interest income on the notes and may be required to include interest on the notes in income as it accrues regardless of the U.S. Holder's usual method of accounting for U.S. federal income tax purposes.

  Market Discount and Premium

   A U.S. Holder may be considered to have acquired a note with market discount or bond premium, as the case may be, if the note is purchased at a price lower or higher, respectively, than the note's stated principal amount. Under the market discount rules, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of any accrued market discount which has not previously been included in income, and if the U.S. Holder did not make the election described below, may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note. Alternatively, a U.S. Holder may elect to include market discount in income currently over the life of the note. If a U.S. Holder makes this election, it will apply to all debt instruments with market discount that a U.S. Holder acquires on or after the first day of the first taxable year to which this election applies. A U.S. Holder may not revoke this election without the consent of the Internal Revenue Service. Under the bond premium rules, a U.S. Holder of a note acquired with bond premium may be able to elect to offset a portion of the bond premium against the interest income from the note. If a U.S. Holder makes an election to treat bond premium as such, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that are held at the beginning of the first taxable year to which the election applies or that a U.S. Holder thereafter acquires, and may not be revoked without the consent of the Internal Revenue Service. U.S. Holders of notes acquired with market discount or bond premium are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of such notes.

  Conversion of Notes

   A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. Special federal income tax rules for the treatment of the conversion of a note into common stock may apply if a U.S. Holder converts after a record date for the payment of interest but prior to the next succeeding interest payment date.

   Cash received in lieu of a fractional share of common stock upon conversion generally will be treated as a payment in exchange for a fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. Holder's adjusted tax basis in the fractional share).

  Dividends

   Dividends paid on the common stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of Gap's current or accumulated earnings and profits, with any excess treated first as a tax-free return of capital, to the extent of the U.S. Holder's basis in the common stock, and thereafter as capital gain. Subject to applicable limitations, dividends paid to U.S. Holders that are corporations may qualify for the dividends-received deduction.

   As described under "Description of Notes--Registration Rights," liquidated damages may be due to holders of common stock who received such common stock in a conversion of the notes. Although the treatment of such liquidated damages under current law is unclear, Gap intends to take the position that the payment of such liquidated damages would be treated as a dividend for U.S. federal income tax purposes and taxable to holders as described in the preceding paragraph. It is possible, however, that the IRS could assert that the receipt of such liquidated damages should be taxed as ordinary income without regard to our current and accumulated earnings and profits.

  Sale, Exchange or Redemption of Notes

   Upon the sale, exchange or redemption of a note, a U.S. Holder generally will recognize capital gain (except to the extent of any accrued market discount not previously included in income) or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder increased by any market discount previously included in income by such holder with respect to the note or decreased by any bond premium applied to reduce interest on the note, as the case may be. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or redemption.

  Sale of Common Stock

   Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the common stock is more than one year at the time of the sale or exchange.

  Backup Withholding and Information Reporting

   In general, certain noncorporate U.S. Holders will be subject to information reporting requirements on payments of principal, premium, if any, and interest on a note, payments of dividends on common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of common stock. In addition, backup withholding tax may apply to such payments if the U.S. Holder fails to supply to the payor its correct taxpayer identification number, the IRS notifies the payor that the U.S. Holder has failed to report properly payments of interest and dividends, or under certain circumstances, the U.S. Holder fails to certify, under penalty of perjury, that it has both furnished a correct taxpayer identification number and not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Taxation of Non-U.S. Holders

  Interest

   Pursuant to the "portfolio interest" exception, payments of interest by Gap or any paying agent to a non-U.S. Holder of a note generally will not be subject to United States federal withholding tax provided that (i) such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Gap entitled to vote, (ii) such holder is not for United States federal income tax purposes a controlled foreign corporation related, directly or indirectly, to Gap through stock ownership, and (iii) such holder certifies, under penalty of perjury, that it is non-U.S. Holder (on IRS Form W-8BEN or a substantially similar form) or, if such holder holds the note through certain foreign intermediaries or certain foreign partnerships, certain certification requirements are satisfied. A non-U.S. Holder who does not meet the "portfolio interest" exception will be subject to withholding on payments of interest at a 30% rate, subject to reduction for non-U.S. Holders eligible for the benefits of certain income tax treaties with the United States.

  Conversion of Notes

   A non-U.S. Holder of a note generally will not be subject to United States federal income tax on conversion of the note into common stock. Any gain recognized as a result of the receipt of cash in lieu of a fractional share of common stock generally will be treated as a sale of the fractional share. See "Disposition of Notes or Common Stock" below.

   Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of converting notes into common stock.

  Dividends

   Dividends paid with respect to common stock by Gap to non-U.S Holders generally will be subject to a 30% United States federal withholding tax, subject to reduction for non-U.S. Holders eligible for the benefits of certain income tax treaties with the United States.

  Disposition of Notes or Common Stock

   A non-U.S. Holder generally will not be subject to United States federal income tax on any gain or income realized upon the sale, exchange, redemption or other disposition of a note or common stock if (i) such gain or income is not effectively connected with a trade or business in the United States of the non-U.S. Holder, (ii) in the case of a non-U.S. Holder who is an individual, such non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of such sale, exchange, redemption or other disposition, and (iii) Gap is not and has not been a "U.S. real property holding corporation" ("USRPHC") for federal income tax purposes.

   Gap believes that it is not and will not become a USRPHC; however, no assurance can be given in this regard. In general, if Gap is determined to be a USRPHC then non-U.S. Holders may be subject to United States income tax on the sale, exchange, redemption or other disposition of a note (possibly on the conversion of a note into common stock) or the common stock, and, possibly, to withholding up to a rate of 10% on any such disposition. However, a non-U.S. Holder will not be subject to these special rules even if Gap is determined to be a USRPHC provided that such non-U.S. Holder did not at any time during the five years ending on the date of sale or disposition actually or constructively own more than 5% of the common stock of Gap (including any common stock that may be received in exchange for a note) or more than 5% of the notes.

  United States Business

   A non-U.S. Holder engaged in a trade or business in the United States whose income from a note or common stock (including gain from the sale, exchange, redemption or other disposition thereof) is effectively connected with the conduct of such trade or business and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States by the non-U.S. Holder, although exempt from the withholding tax described above (if the appropriate certification has been provided), will generally be subject to United States federal income tax on such income in the same manner as if it were a U.S. Holder. In addition, if such a holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower treaty rate, if applicable) of its effectively connected earnings and profits for the taxable year, subject to adjustments.

  Estate Tax

   Notes held by an individual who is a non-U.S. Holder at the time of death generally will not be subject to United States federal estate tax upon such holder's death if such holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Gap entitled to vote and if, at the time of such holder's death, payments with respect to the notes would not have been effectively connected with a United States trade or business of such holder. Common stock held by an individual who is a non-U.S. Holder at the time of death generally will be subject to United States federal estate tax upon such holder's death, subject to reduction of such estate tax if such holder is eligible for the benefits of an estate tax treaty with the United States. Recently enacted United States federal legislation provides for reductions in the United States federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under this legislation, the estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

  Backup Withholding and Information Reporting

   Backup withholding and information reporting generally will not apply to payments of principal, premium, if any, and interest made to a non-U.S. Holder by Gap on a note, or distributions made on the common stock to a non-U.S. Holder, with respect to which the holder has provided the required certification under penalties of perjury of its non-U.S. Holder status or has otherwise established an exemption. However, payments of interest on the notes, and distributions made on the common stock, are required to be reported on IRS Form 1042-S even if the payments are not otherwise subject to information reporting.

   Payments on the sale, exchange or other disposition of a note or common stock by a non-U.S. Holder effected outside the United States to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is derived from its conduct of a United States trade or business for a specified three-year period, a foreign partnership engaged in a United States trade or business or in which United States persons hold more than 50% of the income or capital interests, or certain United States branches of foreign banks or insurance companies, information reporting generally will be required unless the beneficial owner has provided certain required information or documentation to the broker to establish its non-United States status or otherwise establishes an exemption. Payments to or through the United States office of a broker generally will be subject to backup withholding and information reporting unless the holder certifies under penalties of perjury to its non-U.S. Holder status or otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

   The U.S. Treasury Department has recently issued final Treasury regulations which revise various procedural matters relating to withholding taxes. Non-U.S. Holders should consult their tax advisors regarding the application of United States federal income tax laws, including information reporting and backup withholding, to their particular situations.

                           SELLING SECURITY HOLDERS

   The notes were originally issued by us and sold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act or in offshore transactions under Regulation S under the Securities Act. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the "selling security holders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling security holders' interests.

   The table below sets forth the name of each selling security holder, the principal amount at maturity of notes that each selling security holder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling security holders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

   The principal amounts of the notes provided in the table below is based on information provided to us by each of the selling security holders and the percentages are based on $1,380,000,000 principal amount at maturity of notes outstanding.

   Since the date on which each selling security holder provided this information, each selling security holder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

   The selling security holders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling security holders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling security holders will hold upon consummation of any such sales.

                                         Aggregate principal             Number of shares
                                         amount at maturity              of common stock
                                          of notes that may  Percentage  that may be sold Percentage of shares
                                           be sold by this    of notes       by this        of common stock
                  Name                       prospectus      outstanding  prospectus(1)      outstanding(2)
                  ----                   ------------------- ----------- ---------------- --------------------
1976 Distribution Trust FBO A.R. Lauder/
  Zinterhofer...........................          9,000           *              558               *
1976 Distribution Trust FBO Jane A.
  Lauder................................         17,000           *            1,055               *
2000 Revocable Trust FBO A.R. Lauder/
  Zinterhofer...........................          8,000           *              496               *
Advent Convertible Master Cayman L.P....      8,908,000           *          552,605               *
AIG/National Union Fire Insurance.......        600,000           *           37,221               *
Allentown City Firefighters Pension Plan         29,000           *            1,799               *
Allentown City Officers & Employees
  Pension Fund..........................         10,000           *              620               *
Allentown City Police Pension Plan......         55,000           *            3,412               *
Alpha US Sub Fund 4, LLC................      1,125,000           *           69,789               *
American Motorist Insurance Company.....        666,000           *           41,315               *
Arapahoe County Colorado................         65,000           *            4,032               *

                                         Aggregate principal             Number of shares
                                         amount at maturity              of common stock
                                          of notes that may  Percentage  that may be sold Percentage of shares
                                           be sold by this    of notes       by this        of common stock
                  Name                       prospectus      outstanding  prospectus(1)      outstanding(2)
                  ----                   ------------------- ----------- ---------------- --------------------
Arkansas PERS...........................        725,000            *          44,975               *
Arkansas Teachers Retirement System.....      3,096,000            *         192,060               *
Associated Electric & Gas Insurance
  Services Limited......................      1,500,000            *          93,052               *
Aventis Pension Master Trust............        150,000            *           9,305               *
Baptist Health of South Florida.........        506,000            *          31,390               *
Bay County PERS.........................         90,000            *           5,583               *
Bear, Stearns & Co. Inc.................      6,000,000            *         372,208               *
Black Diamond Capital I, Ltd............        486,000            *          30,149               *
Black Diamond Convertible Offshore, LDC.      2,260,000            *         140,199               *
Black Diamond Offshore Ltd..............      1,729,000            *         107,258               *
Boilermaker--Blacksmith Pension Trust...        800,000            *          49,628               *
Boilermakers Blacksmith Pension Trust...        925,000            *          57,382               *
British Virgin Islands Social Security
  Board.................................         92,000            *           5,707               *
CALAMOS(R) Convertible Fund--
  CALAMOS(R) Investment Trust...........      5,500,000            *         341,191               *
CALAMOS(R) Convertible Portfolio--
  CALAMOS(R) Advisors Trust.............        140,000            *           8,685               *
CALAMOS(R) Market Neutral Fund--
  CALAMOS(R) Investment Trust...........     12,000,000            *         744,417               *
Canyon Capital Arbitrage Master Fund,
  Ltd...................................     11,250,000            *         697,891               *
Canyon MAC 18 Ltd. (RMF)................      2,625,000            *         162,841               *
Canyon Value Realization Fund (Cayman),
  Ltd...................................     15,375,000         1.11%        953,784               *
Canyon Value Realization Fund, L.P......      8,250,000            *         511,787               *
CFFX, LLC...............................      6,000,000            *         372,208               *
Cheyne Capital Management Limited.......      9,000,000            *         558,313               *
City of Albany Pension Plan.............         70,000            *           4,342               *
City of Knoxville Pension System........        200,000            *          12,407               *
City of New Orleans.....................        266,000            *          16,501               *
City University of New York.............        159,000            *           9,864               *
Clarica Life Insurance Co.--U.S.........        200,000            *          12,407               *
Cobra Fund U.S.A., L.P..................        250,000            *          15,509               *
Cobra Master Fund, Ltd..................      1,500,000            *          93,052               *
Consulting Group Capital Markets Funds..        500,000            *          31,017               *
Context Convertible Arbitrage Fund, LP..        600,000            *          37,221               *
Continental Casualty Company............      8,000,000            *         496,278               *
Convertible Securities Fund.............         80,000            *           4,963               *
Delaware PERS...........................      1,020,000            *          63,275               *
Delta Airlines Master Trust.............      1,300,000            *          80,645               *
Delta Pilots Disability and Survivorship
  Trust.................................        270,000            *          16,749               *
Dorinco Reinsurance Company.............        450,000            *          27,916               *
Double Black Diamond Offshore LDC.......     10,094,000            *         626,179               *
Drury University........................         20,000            *           1,241               *
Duke Endowment..........................        185,000            *          11,476               *

                                              Aggregate principal             Number of shares
                                              amount at maturity              of common stock
                                               of notes that may  Percentage  that may be sold Percentage of shares
                                                be sold by this    of notes       by this        of common stock
                    Name                          prospectus      outstanding  prospectus(1)      outstanding(2)
                    ----                      ------------------- ----------- ---------------- --------------------
Durango Investments..........................      3,000,000            *          186,104              *
Engineers Joint Pension Fund.................        360,000            *           22,333              *
F.R. Conv. Sev. Fn...........................        110,000            *            6,824              *
Fidelity Advisor Series I: Fidelity Advisor
  Dividend Growth Fund.......................      3,483,000            *          216,067              *(a)
Fidelity Advisor Series I: Fidelity Advisor
  Equity Value Fund..........................         83,000            *            5,149              *
Fidelity Advisor Series I: Fidelity Advisor
  Growth Opportunities Fund..................      5,070,000            *          314,516              *
Fidelity Charles Street Trust: Fidelity Asset
  Manager Fund...............................     12,819,000            *          795,223              *(b)
Fidelity Charles Street Trust: Fidelity Asset
  Manager Growth: Growth.....................      6,280,000            *          389,578              *(c)
Fidelity Charles Street Trust: Fidelity Asset
  Manager: Income............................        401,000            *           24,876              *(d)
Fidelity Commonwealth Trust: Fidelity
  Mid-Cap Stock Fund.........................      3,700,000            *          229,529              *
Fidelity Devonshire Trust: Fidelity Equity-
  Income Fund................................     14,430,000         1.05%         895,161              *(e)
Fidelity Financial Trust: Fidelity Equity-
  Income II Fund.............................     34,480,000         2.50%       2,138,958              *
Fidelity Financial Trust: Fidelity
  Convertible Securities Fund................     12,740,000            *          790,323              *
Fidelity Management Trust Company on
  behalf of accounts managed by it...........      2,230,000            *          138,337              *(f)
Fidelity Puritan Trust: Fidelity Puritan
  Fund.......................................      8,380,000            *          519,851              *(g)
Fidelity Securities Fund: Fidelity Dividend
  Growth Fund................................     29,000,000         2.10%       1,799,007              *(h)
Global Bermuda Limited Partnership...........      5,000,000            *          310,174              *
Goldman Sachs and Company....................      9,970,000            *          618,486              *
Grace Brothers Ltd...........................        500,000            *           31,017              *
Grace Brothers Management LLC................      4,500,000            *          279,156              *
Grace Brothers, Ltd..........................      1,000,000            *           62,035              *
Grady Hospital Foundation....................        140,000            *            8,685              *
Greek Catholic Union of the USA..............         30,000            *            1,861              *
H.K. Porter Company, Inc.....................         20,000            *            1,241              *
HBK Master Fund L.P..........................     29,000,000         2.10%       1,799,007              *(i)
HFR Convertible Arbitrage Account............        524,000            *           32,506              *
HFR TQA Master Trust.........................        600,000            *           37,221              *
Highbridge International L LLC...............     39,000,000         2.83%       2,419,355              *
ICI American Holdings Trust..................        370,000            *           22,953              *
Independence Blue Cross......................        431,000            *           26,737              *
Innovest Finanzdienstleistungs AG............        325,000            *           20,161              *
JMG Convertible Investments, LP..............     27,000,000         1.96%       1,674,938              *
JMG Triton Offshore Fund, Ltd................     11,500,000            *          713,400              *
KBC Financial Products (Cayman Islands)
  Limited....................................     15,000,000         1.09%         930,521              *

                                      Aggregate principal             Number of shares
                                      amount at maturity              of common stock
                                       of notes that may  Percentage  that may be sold Percentage of shares
                                        be sold by this    of notes       by this        of common stock
                Name                      prospectus      outstanding  prospectus(1)      outstanding(2)
                ----                  ------------------- ----------- ---------------- --------------------
KBC Financial Products USA Inc.......      1,900,000            *          117,866              *
KD Convertible Arbitrage Fund L.P....      2,950,000            *          183,002              *
Kettering Medical Center Funded
  Depreciation Account...............         45,000            *            2,792              *
Knoxville Utilities Board Retirement
  System.............................        115,000            *            7,134              *
Lakeshore International LTD..........     20,000,000         1.45%       1,240,695              *
LDG Limited..........................      1,400,000            *           86,849              *
Louisiana CCRF.......................        125,000            *            7,754              *
Louisiana Workers' Compensation
  Corporation........................        200,000            *           12,407              *
Lyxor................................        705,000            *           43,734              *
Macomb County Employees'
  Retirement System..................        200,000            *           12,407              *
Merced Partners Limited Partnership..      5,000,000            *          310,174              *
Merril Lynch Insurance Group.........        345,000            *           21,402              *
Minnesota Power and Light............        303,000            *           18,797              *
Motion Pictures Industry.............        490,000            *           30,397              *
Municipal Employees..................        240,000            *           14,888              *
Nations Convertible Securities Fund..      5,920,000            *          367,246              *
New Orleans Firefighters Pension/
  Relief Fund........................        144,000            *            8,933              *
Nicholas Applegate Convertible Fund..      1,441,000            *           89,392              *
Nicholas Applegate Global Holdings
  LP.................................         10,000            *              620              *
Nomura Securities International, Inc.      5,000,000            *          310,174              *(j)
Occidental Petroleum Corporation.....        271,000            *           16,811              *
Ohio Bureau of Workers
  Compensation.......................        185,000            *           11,476              *
Ondeo Nalco..........................        110,000            *            6,824              *
Physicians Life......................        164,000            *           10,174              *
Policeman and Firemen Retirement
  System of the City of Detroit......        658,000            *           40,819              *
Port Authority of Allegheny County
  Retirement and Disability Allow and
  Plan for the Employees Represented
  by Local 85 of the Amalgamated
  Transit Union......................        420,000            *           26,055              *
Pro-mutual...........................        789,000            *           48,945              *
Prudential Insurance Company of
  America............................         85,000            *            5,273              *
R2 Investments, LDC..................     16,800,000         1.22%       1,042,184              *
Robertson Stephens...................     10,000,000            *          620,347              *
San Diego City Retirement............        976,000            *           60,546              *
San Diego County Convertible.........      1,477,000            *           91,625              *
SCI Endowment Care Common Trust
  Fund--First Union..................         30,000            *            1,861              *

                                      Aggregate principal             Number of shares
                                      amount at maturity              of common stock
                                       of notes that may  Percentage  that may be sold Percentage of shares
                                        be sold by this    of notes       by this        of common stock
                Name                      prospectus      outstanding  prospectus(1)      outstanding(2)
                ----                  ------------------- ----------- ---------------- --------------------
SCI Endowment Care Common Trust
  Fund--National Fiduciary Services..         95,000            *            5,893              *
SCI Endowment Care Common Trust
  Fund--Suntrust.....................         40,000            *            2,481              *
Screen Actors Guild Pension
  Convertible........................        450,000            *           27,916              *
SG Cowen Securities Corp.............      8,000,000            *          496,278              *
Shell Pension Trust..................        420,000            *           26,055              *
Siemens/Convertibles Global-Markets..      1,000,000            *           62,035              *
Southdown Pension Plan...............         85,000            *            5,273              *
Southern Farm Bureau Life Insurance..        430,000            *           26,675              *
SPT..................................        975,000            *           60,484              *
Starvest Combined Portfolio..........        575,000            *           35,670              *
State of Oregon/Equity...............      3,275,000            *          203,164              *
Sunrise Partners LLC.................      3,000,000            *          186,104              *
Syngenta AG..........................        175,000            *           10,856              *
Tamarack International Ltd...........      5,000,000            *          310,174              *
Tempo Master Fund L.P................      5,500,000            *          341,191              *
The Class I C Company................      2,625,000            *          162,841              *
The Dow Chemical Company
  Employees' Retirement Plan.........      1,600,000            *           99,256              *
The Fondren Foundation...............         50,000            *            3,102              *
The Grable Foundation................        125,000            *            7,754              *
TQA Master Fund, Ltd.................     11,800,000            *          732,010              *
TQA Master Plus Fund, Ltd............      7,300,000            *          452,854              *
Travelers: Travelers Equity Income...        600,000            *           37,221              *
Tribeca Investments, L.L.C...........     40,000,000         2.90%       2,481,390              *
Trustmark Insurance Company..........        363,000            *           22,519              *
UFJ Investments Asia Limited.........      7,000,000            *          434,243              *
Union Carbide Retirement Account.....        815,000            *           50,558              *
United Food and Commercial Workers
  Local 1262 and Employers Pension
  Fund...............................        370,000            *           22,953              *
Variable Insurance Products Fund II:
  Asset Manager Portfolio............      6,974,000            *          432,630              *(k)
Variable Insurance Products Fund II:
  Asset Manager: Growth Portfolio....      1,420,000            *           88,089              *
Variable Insurance Products Fund III:
  Growth Opportunities Portfolio.....        530,000            *           32,878              *
Variable Insurance Products Fund:
  Equity-Income Portfolio............      6,890,000            *          427,419              *(l)
Variable Insurance Products Fund:
  Value Portfolio....................          9,000            *              558              *
Vopak USA Inc, Retirement Plan
  (f.k.a. Van Waters & Rogers, Inc.
  Retirement Plan)...................        190,000            *           11,787              *
Wake Forest University...............        610,000           *            37,841               *
Wake Forest University Convertible
  Arbitrage..........................        105,000           *             6,514               *

                                      Aggregate principal             Number of shares
                                      amount at maturity              of common stock
                                       of notes that may  Percentage  that may be sold Percentage of shares
                                        be sold by this    of notes       by this        of common stock
                Name                      prospectus      outstanding  prospectus(1)      outstanding(2)
                ----                  ------------------- ----------- ---------------- --------------------
White River Securities LLC...........        6,000,000         *            372,208               *
Worldwide Transactions Limited.......          431,000         *             26,737               *
Writers Guild-Industry Health Fund...          265,000         *             16,439               *
Wyoming State Treasurer..............          870,000         *             53,970               *
Zeneca Holdings Trust................          250,000         *             15,509               *
Zurich Institutional Benchmarks
  Master Fund Ltd....................        2,000,000         *            124,069               *
All other holders of notes or future
  transferees, pledgees, donees,
  assignees or successors of any such
  holders(3)(4)......................   $  766,659,000       55.56%      47,559,491            5.20%

                                        --------------      ------       ----------            ----
Total................................   $1,380,000,000      100.00%      85,607,940(5)         8.99%(6)
                                        ==============      ======       ==========            ====

--------
 * Less than one percent.

(1) Assumes conversion of all of the holder's notes at a conversion rate of $16.12 per share of common stock at maturity of the notes. This conversion rate is subject to adjustment, however, as described under "Description of Notes--Conversion."

(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 866,759,250 shares of common stock outstanding as of March 15, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.

(3) Information about other selling shareholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from such other holders of the notes do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate described in footnote 1 above.

(5) Represents the number of shares of common stock into which $1,380,000,000 of notes would be convertible at the initial conversion rate described in footnote 1 above.

(6) Represents the amount which the selling security holders may sell under this prospectus divided by the sum of 866,759,250 shares of common stock outstanding as of March 15, 2002 and the number of shares of common stock into which $1,380,000,000 of notes would be convertible at the initial conversion rate described in footnote 1 above.

(a) Includes 190,575 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(b) Includes 332,700 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(c) Includes 167,300 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(d) Includes 10,500 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(e) Includes 4,808,100 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(f) Includes 1,998,141 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(g) Includes 2,766,400 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(h) Includes 1,110,637 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(i) Includes 16,400 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(j) Includes 507,507 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(k) Includes 130,000 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

(l) Includes 2,300,300 shares of our common stock beneficially owned by such selling security holder in addition to the shares of common stock that it will own upon conversion of the notes.

                             PLAN OF DISTRIBUTION

   The selling security holders will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock by the selling security holders. In connection with the initial offering of the notes, we entered into a registration agreement dated March 5, 2002 with the initial purchasers of the notes. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration agreement.

   However, selling security holders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules. We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

   The selling security holders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

    .  directly; or

    . through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling security holders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

   The notes and the shares of common stock may be sold from time to time in one or more transactions at:

    .  fixed prices, which may be changed;

    .  prevailing market prices at the time of sale;

    .  varying prices determined at the time of sale; or

    .  negotiated prices.

   These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling security holders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

   The sales described in the preceding paragraph may be effected in transactions:

    . on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of common stock;

    .  in the over-the counter market;

    . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

    .  through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the notes and shares of common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock, short and deliver notes and shares of common stock to close out such short positions, or loan or pledge notes and shares of common stock to broker-dealers that may in turn sell such securities. The selling security holders may pledge or grant a security interest in some or all of the notes and shares of common stock that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes and shares of common stock from time to time pursuant to this prospectus. The selling security holders may also transfer and donate notes and shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be selling security holders for the purposes of this prospectus.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling security holders. Selling security holders may not sell any, or may not sell all, of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling security holder will not transfer, devise or gift the notes and the shares of common stock by means other than those described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   The notes were issued and sold in March 2002 in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act or in offshore transactions pursuant to Regulation S under the Securities Act. Pursuant to the registration agreement, we have agreed to indemnify the initial purchasers, each selling security holder and certain underwriters, and each selling security holder has agreed to indemnify us, the initial purchasers, certain underwriters and the other selling security holders, against specified liabilities arising under the Securities Act.

   The selling security holders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling security holders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

                          VALIDITY OF THE SECURITIES

   The validity of the notes and of the shares of common stock issuable upon the conversion thereof offered hereby and certain other legal matters will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

   Our consolidated financial statements as of February 2, 2002 and February 3, 2001 and for each of the three fiscal years in the period ended February 2, 2002, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended February 2, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the offerings described in this registration statement, all of which will be paid by the registrant. All amounts are estimates except the registration fee.

                    SEC registration fee........ $  126,960
                    Accounting fees and expenses $   70,000
                    Legal fees and expenses..... $  416,000
                    Printing fees............... $   40,000
                    Rating Agencies fees........ $  613,500
                    Miscellaneous............... $  120,000
                                                 ----------
                    Total....................... $1,386,460

Item 15.  Indemnification of Officers and Directors.

   The Certificate of Incorporation of the Company, as permitted in Section 102 of the General Corporation Law of the State of Delaware (the "GCL"), eliminates the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) paying a dividend or approving a stock repurchase in violation of Delaware law, or (iv) any transactions from which the director derived any improper personal benefit.

   Under the Bylaws of the Company, each director and officer of the Company is entitled to indemnification, as a matter of contractual right, to the fullest extent permitted by the GCL as the same exists or may hereafter be amended, against all expenses, liability and loss incurred in connection with any action, suit or proceeding in which he or she may be involved by reason of the fact that he or she is or was a director or officer of the Company. Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding (other than a derivative action) by reason of the fact that he or she is or was a director or officer or is or was serving at the request of the corporation as an agent of another entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. In regard to a derivative action, indemnification may not be made in respect of any matter as to which an officer or director is adjudged to be liable unless the Delaware Court of Chancery, or the court in which such action was brought, shall determine such person is fairly and reasonably entitled to indemnity.

   The Company carries insurance policies in standard form indemnifying its directors and officers against liabilities arising from certain acts performed by them in their respective capacities as such. The policies also provide for reimbursement of the Company for any sums it may be required or permitted to pay pursuant to applicable law to its directors and officers by way of indemnification against liabilities incurred by them in their capacities as such.

Item 16.  Exhibits.

Exhibit No.                                         Description
-----------                                         -----------

    4.1     Indenture, dated as of March 5, 2002, between The Gap, Inc. and The Bank of New York, as
            Trustee

    4.2     Registration Agreement, dated as of March 5, 2002, between The Gap, Inc. and Banc of America
            Securities LLC, et al.

    4.3     Form of Notes (included in Exhibit 4.1)

    5.1     Opinion of Orrick, Herrington & Sutcliffe LLP

   12.1     Computation of Ratio of Earnings to Fixed Charges

   23.1     Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)

   23.2     Consent of Deloitte & Touche LLP, Independent Certified Public Accountants

   24.1     Power of Attorney

   25.1     Statement of Eligibility of Trustee on Form T-1

Item 17.  Undertakings.

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (5) The undersigned registrants hereby undertake to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or give, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on May 2, 2002.

                                          THE GAP, INC.

                                                 /s/  MILLARD S. DREXLER
                                          By: _______________________________
                                             Name: Millard S. Drexler
                                             Title: Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

            Signature                      Title                   Date
            ---------                      -----                   ----

     /s/  MILLARD S. DREXLER Chief Executive Officer and        May 2, 2002
     -----------------------   Director (Principal Executive
       Millard S. Drexler      Officer)

         /s/  HEIDI KUNZ     Executive Vice President and Chief May 2, 2002
     -----------------------   Financial Officer (Principal
           Heidi Kunz          Financial and Accounting
                               Officer)

                *            Chairman and Director              May 2, 2002
     -----------------------
        Donald G. Fisher

                *            Director                           May 2, 2002
     -----------------------
      Adrian D. P. Bellamy

                *            Director                           May 2, 2002
     -----------------------
         Doris F. Fisher

                *            Director                           May 2, 2002
     -----------------------
        Robert J. Fisher

                *            Director                           May 2, 2002
     -----------------------
       Glenda A. Hatchett

     ----------------------- Director
         Steven P. Jobs

       /s/  JOHN M. LILLIE   Director                           May 2, 2002
     -----------------------
         John M. Lillie

         Signature                        Title                     Date
         ---------                        -----                     ----

             *           Director                                May 2, 2002
    --------------------
         Arun Sarin

             *           Director                                May 2, 2002
    --------------------
     Charles R. Schwab

             *           Director                                May 2, 2002
    --------------------
    Mayo A. Shattuck III

   The undersigned, by signing his name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.


*By: /s/  JOHN M. LILLIE
     -------------------
       John M. Lillie
      Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit
  No.                                             Description
-------                                           -----------

  4.1   Indenture, dated as of March 5, 2002, between The Gap, Inc. and The Bank of New York, as Trustee

  4.2   Registration Agreement, dated as of March 5, 2002, between The Gap, Inc. and Banc of America
        Securities LLC, et al.

  4.3   Form of Notes (included in Exhibit 4.1)

  5.1   Opinion of Orrick, Herrington & Sutcliffe LLP

 12.1   Computation of Ratio of Earnings to Fixed Charges

 23.1   Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)

 23.2   Consent of Deloitte & Touche LLP, Independent Certified Public Accountants

 24.1   Power of Attorney

 25.1   Statement of Eligibility of Trustee on Form T-1